UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No .1)

Responsys, Inc.

(Name of Subject Company)

Responsys, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

761248103

(CUSIP Number of Class of Securities)

Daniel D. Springer

Chief Executive Officer

Responsys, Inc.

1100 Grundy Lane, 3rd Floor

San Bruno, CA 94066

(650) 745-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Jeffrey R. Vetter, Esq. Scott B. Joachim, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Julian K. Ong, Esq. Senior Vice President, General Counsel and Secretary Responsys, Inc. 1100 Grundy Lane, 3rd Floor San Bruno, CA 94066 (650) 745-1700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Responsys, Inc., a Delaware corporation (the “Company”), initially filed on January 8, 2014 (“Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the cash tender offer by Raptor Oak Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware Corporation (“Oracle”), to purchase all issued and outstanding shares of the Company’s common stock, par value $0.0001 per share, at a purchase price of $27.00 per share, payable net to the sellers in cash, without interest thereon and subject to any required withholding of taxes required by applicable law upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2014 (as it may be amended or supplemented, “Offer to Purchase”), and in the related Letter of Transmittal, which were filed with the Initial Schedule 14D-9 and incorporated by reference as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively, and are incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

(1) Item 3 of the Initial Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the last paragraph of the subsection entitled “Arrangements between the Company, Parent, Purchaser and Oracle—Confidential Disclosure Agreement” to read as follows:

“This summary of the Confidential Disclosure Agreement is only a summary, and is qualified in its entirety by reference to the Confidential Disclosure Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.”

(2) Item 3 of the Initial Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the last paragraph of the subsection entitled “Arrangements between the Company, Parent, Purchaser and Oracle—Exclusivity Agreement” to read as follows:

“This summary of the Exclusivity Agreement is only a summary, and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) hereto, respectively, and incorporated herein by reference.”

(3) Item 3 of the Initial Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the last sentence of the paragraph contained in the subsection entitled “Arrangements between the Company, Parent, Purchaser and Oracle—Tender and Support Agreements” to read as follows:

“Such summary is only a summary, and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as Exhibit (e)(5) hereto.”

Item 8. Additional Information

(1) Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the second paragraph of the subsection entitled “Appraisal Rights” to read as follows:

“The following discussion is only a summary of the statement of the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.”

(2) Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the sixth paragraph of the subsection entitled “Appraisal Rights” to read as follows:

“If a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	no later than 12:00 midnight, New York City time, at the end of the business day after the date on which the Acceptance Time occurs, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.”

(3) Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the last paragraph of the subsection entitled “Appraisal Rights—Determination of Fair Value” to read as follows:

“The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law is only a summary of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder, and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Statement.”

(4) Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the first two paragraphs of the subsection entitled “Antitrust Compliance” to read as follows:

“Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of shares of Common Stock by Purchaser pursuant to the Offer is subject to such requirements. Pursuant to the HSR Act, on January 7, 2014, Oracle and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division. On January 17, 2014, the FTC granted early termination of the required waiting period under the HSR Act applicable to the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Responsys, Inc.

By:	/s/ Daniel D. Springer
Name:	Daniel D. Springer
Title:	Chief Executive Officer
Date:	January 23, 2014